EXHIBIT 99.10

CONSENT OF JOHANN KNIPE DE BRUIN

July 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	NextSource Materials Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended June 30, 2022 (the “Form 40-F)

I, Johann Knipe de Bruin, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the technical report titled “Molo Phase 2 Preliminary Economic Assessment on the Molo Graphite Project located near the village of Fotadrevo, in the Province of Toliara, Madagascar,” dated April 27, 2022 (the “Technical Report”) and to references to the Technical Report, or portions thereof, in the Form 40-F and the Annual Information Form of the Company for the fiscal year ended June 30, 2022 (the “AIF”), and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F and the AIF. This consent extends to any amendments to the Form 40-F. There have been no changes to the AIF which was originally filed on September 28, 2022 and is incorporated into this Annual Report.

I hereby consent to the use of my name in connection with reference to my involvement in the review and approval of certain technical disclosure in the AIF.

/s/ Johann Knipe de Buin

Johann Knipe de Buin, Pr.Eng